NATIONAL Holdings Corporation

410 Park Ave, 14th Floor

New York, NY 10022

June 6, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	National Holdings Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2014
File No. 001-12629

Dear Ms. Duru:

National Holdings Corporation, a Delaware corporation (the "Company," "we" or "our,"), has electronically transmitted Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1 to the Preliminary Proxy”). The changes reflected in Amendment No. 1 to the Preliminary Proxy include those made in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter dated March 19, 2014.

We have also sent to you by Federal Express courtesy copies of the following: (1) this letter; and (2) a clean copy of Amendment No. 1 to the Preliminary Proxy, as well as a copy which has been marked to show changes from the Company’s initial filing of the Preliminary Proxy Statement on Schedule 14A (File No. 001-12629) filed by the Company on March 12, 2014.

Set forth below are our responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses. The written acknowledgment from each participant is included as Exhibit A to this letter.

Securities and Exchange Commission

June 6, 2014

1.      Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

Response: The Company has revised Amendment No. 1 to the Preliminary Proxy on page 1 and form of proxy cards to indicate that they are preliminary copies.

2.      Please include information as of the most reasonable practicable date. For example, please fill in all blanks, provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A..

Response: The Company has revised its disclosure included in Amendment No. 1 to the Preliminary Proxy to provide information as of the most reasonable practicable date. Any remaining blanks in Amendment No. 1 to the Preliminary Proxy will be completed in the Company’s definitive proxy statement.

3.      Please advise us of how the company has considered and whether it is in compliance with Rule 14a-13(a)(3) in establishment of the record date.

Response:   The Company has set June 24, 2014 as the record for to the 2014 Annual Meeting of Stockholders, which date is 20 business days prior to the date of the inquiry required by Rule 14a-13(a)(1). The Company believes that it is in compliance with Rule 14a-13(a)(3) in establishment of the record date.

4.      You indicate that the solicitation of proxies by mail may be supplemented by telephone and by other means. Please clarify all means you intend to use in the solicitation of proxies. For example, revise to specify whether you intend to use other electronic means such as email or Internet to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:    The Company has revised is disclosure on page 8 of Amendment No. 1 to the Preliminary Proxy to provide that the solicitation of proxies may be supplemented by personal interview, telephone, mail, facsimile or email. The Company hereby confirms its understanding that that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

5.      Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Securities and Exchange Commission

June 6, 2014

Response:    The Company does not plan to solicit proxies via internet chat rooms. The Proxy Statement, form of proxy and the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 will be accessible on the Company’s website, http://www.nhldcorp.com/investors/financialreports/shareholdersmeeting.aspx.

6.      Please ensure that you provide accurate dates and summaries of the issues addressed between the parties. For example, please correct the reference to a December 2014 date and revise your disclosure to provide any details of the conversation between Messrs. Goldwasser, Silverman and Abbe during December if material to an understanding of the issues currently being raised by the Iroquois participants.

Response:    On June 6, 2014, the Company entered into a settlement agreement (the “Settlement Agreement”) with Iroquois Master Fund Ltd. and certain entities and individuals listed on the signature page thereto to settle a potential proxy contest pertaining to the election of class I directors to the Board at the Annual Meeting, As a result of the Settlement Agreement, we have deleted the Background of the Solicitation section.

7.      Please provide context to the statements made in this section. For example, in describing the March 7, 2014 communication between the parties, revise to specify the “inaccuracies” you believe were made in the Iroquois letter and press release. Please provide support for any of your expressed opinions or beliefs and ensure that any statements of opinion are identified as such.

Response:    On June 6, 2014, we entered into the Settlement Agreement to settle a potential proxy contest pertaining to the election of class I directors to the Board at the Annual Meeting, As a result of the Settlement Agreement, we have deleted the Background of the Solicitation section.

8.      Your disclosure suggests that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:    The Company has revised is disclosure on page 13 of Amendment No. 1 to Preliminary Proxy to provide that if substitute nominees are designated, it will file an amended Proxy Statement and proxy card that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes biographical and other information about such nominees required by the rules of the SEC.

Securities and Exchange Commission

June 6, 2014

Please do not hesitate to contact the undersigned at (561) 981-1007, or our outside legal counsel, James Kaplan at (212) 704-6044, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Alan B. Levin
Alan B. Levin Chief Financial Officer

cc:	National Holdings Corporation
Mark Klein
Robert Fagenson

Troutman Sanders LLP
James Kaplan, Esq.
Joseph Walsh, Esq.

June 6, 2014

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:          National Holdings Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 12, 2014

File Nos. 333-2629

This letter is in response to the Staff’s comment letter dated March 19, 2014 and is being filed as an exhibit to the reply. Each participant signatory hereto (each a “participant”), who are participants in that certain proxy solicitation with respect to the stockholders of National Holdings Corporation referenced above, acknowledges that:

●	such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/Mark D. Klein______________________

Mark D. Klein

/s/ Robert B. Fagenson__________________

Robert B. Fagenson

/s/ Mark Goldwasser______________________

Mark Goldwasser

/s/ Frederic B. Powers III__________________

Frederic B. Powers III

/s/ Leonard Sokolow_____________________

Leonard Sokolow

/s/ Frank Plimpton ______________________

Frank Plimpton

/s/ Salvatore Giardina____________________

Salvatore Giardina

/s/ Peter Zurkow________________________

Peter Zurkow

/s/ William Lerner______________________

William Lerner

/s/ James Ciocia________________________

James Ciocia

/s/ Frederick Wasserman________________

Frederick Wasserman

/s/ Alan Levin_________________________

Alan Levin